Investor Relations

Holcim Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

RECEIVED
2006 MAR 13 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

06011573

Zurich, March 8, 2006

SUPPL

File N° 82-4093

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

Dear Sirs,

Please find enclosed:

- Media Release:
  Holcim to take majority stake in strategic partner Huaxin Cement in China (3 pages)
- and
  Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd (1 page)

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

dlw 3/13

Corporate Communications

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

March 7, 2006

File N° 82-4093

Media release

Holcim to take majority stake in strategic partner Huaxin Cement in China

To be able to participate further in the future dynamic growth of the Chinese cement market, Huaxin Cement Co. Ltd (HCC) – a leading Chinese cement producer – has decided to increase its share capital through a private placement. Holcim will take up the newly created shares. As a consequence, Holcim's participation in HCC increases from 26.1 percent to 50.3 percent. Holcim will pay about USD 125 million for this share package.

Strategic investment supports further growth of HCC

On March 6, 2006, the Board of HCC decided to make new equity capital available to finance the ongoing capacity expansions. For this purpose, 160 million new A shares with a par value of CNY 1.00 per share will be issued as part of a private placement and taken up by Holcim. The new shares will be issued at a price not lower than 20 percent above the average price of the listed Huaxin A shares during the 20 trading days prior to the announcement of the Board's resolution. The private placement is subject to approval by an HCC shareholders' meeting and the relevant Chinese authorities.

Longstanding, established partnership

In 1999, Holcim acquired a 23.4 percent participation in HCC. In 2005, Holcim increased its stake to 26.1 percent. The partnership between Holcim and HCC has developed favorably for both sides. A basis of mutual trust and interest and the good relationship between Holcim and HCC's current major shareholder, the City of Huangshi, and the Hubei Provincial Government, as well as between Holcim and the management of HCC have led to an agreement that a deeper involvement of Holcim in HCC will be mutually beneficial.

Progressive cement group with state-of-the-art production facilities

With an annual cement capacity of currently 22 million tonnes HCC is one of China's most progressive cement groups. The company disposes of only modern production facilities, consisting of seven cement plants, five grinding stations and nine terminals (see map with locations).

HCC was founded in 1907 and in 1994 became one of the first publicly listed cement companies in China. The shares are traded on the Shanghai Stock Exchange. Currently, the largest shareholders apart from Holcim are the City of Huangshi and an industrial

holding company owned by the City of Huangshi with 27.1 percent. Other state companies hold 3.9 percent A shares while the general public holds 19 percent of A shares and 23.9 percent of B shares.

In 2005, HCC achieved sales of USD 330 million and an EBITDA of USD 60 million. The company has a staff of 6,600.

Important expansion plans
In recent years, HCC has followed a strategy of expansion, in line with the dynamic development of the Chinese building materials market. In 2006 and 2007, HCC will commission another six new kiln lines and three additional grinding stations with a combined annual cement capacity of 14 million tonnes, bringing the total annual cement capacity to 36 million tonnes. The company has also started to invest in ready-mix concrete in urban areas.

Excellent geographic position
HCC's home market is the Yangtze river valley with strong holds in the central Chinese Hubei province, as well as in the province of Jiangsu and in Shanghai. Wuhan, the capital of Hubei, connects the advanced coastal provinces around Shanghai with the central and western part of the country. The promotion of this fast-growing region is also part of the current 5-year-plan of the Chinese government. The cement market of Hubei province and surroundings has a size of about 100 million tonnes which corresponds to approximately 10 percent of China's officially reported one billion tonnes of cement consumption in 2005.

China's cement market
China is the world's largest cement market as approximately 40 percent of global cement production is consumed in this country. Chinese cement consumption will continue to grow by 5 percent annually over the next five years. This dynamic environment coupled with the on-going technological transformation and restructuring of the Chinese cement industry opens up attractive growth opportunities for Holcim and HCC.

Strategic outlook and management
HCC will further strengthen and extend its leading role as a modern cement producer in Central China. HCC has developed its strategy together with Holcim and will also be supported by the City of Huangshi. The far-sighted and competent management of HCC will implement these plans together with Holcim.

Purchase price and financing
Holcim will invest about USD 125 million for the acquisition of the 160 million new A shares of HCC and will take on a net financial debt of USD 300 million. It will be evaluated in the future to what extent Holcim will back the transaction with equity in order to safeguard its financial profile.

Map with plant locations of HCC – annual cement capacity of 22.0 million tonnes.


Wuhan
Shanghai
Beijing
Wuhan
Shanghai

□ cement plant O grinding station Δ terminal

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

File N° 82-4093

Media release

Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd

Jona, March 8, 2006 - In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on March 6 that it holds for itself and for its subsidiaries 10.00 percent (previously 9.99 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 22,997,155 registered shares and voting rights.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German at http://www.holcim.com/news.
In order to unsubscribe please send an empty email to mailto:unsubscribe@holcim.com.

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Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com